UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Cumulus Media Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A common stock, par value $0.0000001

(Title of Class of Securities)

231082801

(CUSIP Number of Class of Securities)

Richard S. Denning

Executive Vice President, General Counsel and Secretary

Cumulus Media Inc.

780 Johnson Ferry Road, N.E., Suite 500

Atlanta, Georgia 30342

(404) 949-0700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark L. Hanson, Esq.

Jones Day

1220 Peachtree Street, N.E., Suite 400

Atlanta, Georgia 30309

(404) 581-8573

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Cumulus Media Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $25,000,000 of its Class A common stock, par value $0.0000001 per share (each, a “Share” and collectively, the “Shares”), at a per Share price not greater than $16.50 and not less than $14.50, to the tendering shareholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 6 2022 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) The name of the issuer is Cumulus Media Inc.. The address of the Company’s principal executive offices is 780 Johnson Ferry Road NE, Suite 500, Atlanta, GA 30342. The Company’s telephone number is (404) 949-0700. The information set forth in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) This Schedule TO relates to the Shares of the Company, which are listed and traded on The Nasdaq Global Market under the symbol “CMLS”. As of April 29, 2022, the Company had 18,784,408 issued and outstanding Shares (and 2,044,249 Shares reserved for issuance upon exercise of stock options and vesting of restricted stock units as well as 1,928,047 issued and outstanding shares of Class B common stock, par value $0.0000001 per share). The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends; Distributable Reserves”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) Cumulus Media Inc. is the filing person and issuer. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price; Redemption”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price; Redemption”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) and Section 5 (“Purchase of Shares and Payment of Purchase Price; Redemption”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 13 (“Certain U.S. Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) None.

(d) Not applicable.

ITEM 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 15 (“Fees and Expenses; Dealer Manager; Information Agent; Depositary”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a) and (b) Not applicable.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the U.S. Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated May 6, 2022

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9)

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(5)(A)	Summary Advertisement, dated May 6, 2022

(a)(5)(B)	Press Release issued by the Company on May 5, 2022 (incorporated by reference to Exhibit 99.1 to Cumulus Media Inc.’s Current Report on Form 8-K filed with the SEC on May 5, 2022)

(d)(1)	Cumulus Media Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 to Cumulus Media Inc.’s Current Report on Form 8-K filed with the SEC on June 4, 2018)

(d)(2)	2020 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Cumulus Media Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2020)

(d)(3)	Description of 2021 Quarterly Incentive Plan (incorporated by reference to Exhibit 10.20 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2021)

(d)(4)	Description of 2022 Quarterly Incentive Plan (incorporated by reference to Exhibit 10.6 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(5)	Form of Restricted Stock Unit Agreement (Non-Senior Executive) (incorporated by reference to Exhibit 10.7 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(6)	Form of Restricted Stock Unit Agreement (Senior Executive) (incorporated by reference to Exhibit 10.8 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(7)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.9 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(8)	Form of Restricted Stock Unit Agreement (Director) (incorporated by reference to Exhibit 10.10 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(9)	Form of Stock Option Agreement (Director) (incorporated by reference to Exhibit 10.11 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(10)	Form of Cash Based Performance Unit Agreement (Non-Senior Executive) (incorporated by reference to Exhibit 10.12 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

Exhibit Number	Description

(d)(11)	Form of Cash Based Performance Unit Agreement (Senior Executive) (incorporated by reference to Exhibit 10.13 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(12)	Form of Employment Agreement with certain executive officers, dated as of November 29, 2011 (incorporated herein by reference to Exhibit 10.1 to Cumulus Media Inc.’s Current Report on Form 8-K filed on December 2, 2011)

(d)(13)	First Amendment to Employment Agreement, dated March 30, 2016, by and between Cumulus Media Inc. and Richard S. Denning (incorporated by reference to Exhibit 10.2 to Cumulus Media Inc.’s Current Report on Form 8-K filed with the SEC on March 31, 2016)

(d)(14)	Second Amendment to Employment Agreement, dated August 26, 2016, by and between Cumulus Media Inc. and Richard S. Denning (incorporated by reference to Exhibit 10.1 to Cumulus Media Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2016)

(d)(15)	Third Amendment to Employment Agreement, dated October 25, 2017, by and between Cumulus Media Inc. and Richard S. Denning (incorporated by reference to Exhibit 10.18 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on March 29, 2018)

(d)(16)	Form of Executive Vice President and Chief Financial Officer Employment Agreement (incorporated by reference to Exhibit 10.1 to Cumulus Media Inc.’s Current Report on Form 8-K filed with the SEC on March 19, 2020)

(d)(17)	Form of President and Chief Executive Officer Employment Agreement (incorporated by reference to Exhibit 10.2 to Cumulus Media Inc.’s Current Report on Form 8-K filed with the SEC on March 19, 2020)

(d)(18)	Employment Agreement, dated as of August 1, 2020, by and between Cumulus Media Inc. and Suzanne Grimes (incorporated by reference to Exhibit 10.1 to Cumulus Media Inc.’s Current Report on Form 8-K filed with the SEC on August 6, 2020)

(d)(19)	Employment Agreement, dated as of January 1, 2015, by and between Cumulus Media Inc. and Robert J. Walker (incorporated by reference to Exhibit 10.20 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(20)	First Amendment to Employment Agreement, dated February 19, 2016, by and between Cumulus Media Inc. and Robert J. Walker (incorporated by reference to Exhibit 10.21 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(21)	Second Amendment to Employment Agreement, dated August 26, 2016, by and between Cumulus Media Inc. and Robert J. Walker (incorporated by reference to Exhibit 10.22 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(22)	Third Amendment to Employment Agreement, dated September 26, 2017, by and between Cumulus Media Inc. and Robert J. Walker (incorporated by reference to Exhibit 10.23 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(23)	Fourth Amendment to Employment Agreement, dated July 1, 2021, by and between Cumulus Media Inc. and Robert J. Walker (incorporated by reference to Exhibit 10.24 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(24)	Employment Agreement, dated as of July 21, 2014, by and between Cumulus Media Inc. and Dave Milner (incorporated by reference to Exhibit 10.25 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(25)	Third Amendment to Employment Agreement, dated August 12, 2016, by and between Cumulus Media Inc. and Dave Milner (incorporated by reference to Exhibit 10.26 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

Exhibit Number	Description

(d)(26)	Fourth Amendment to Employment Agreement, dated September 17, 2016, by and between Cumulus Media Inc. and Dave Milner (incorporated by reference to Exhibit 10.27 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(27)	Fifth Amendment to Employment Agreement, dated December 10, 2018, by and between Cumulus Media Inc. and Dave Milner (incorporated by reference to Exhibit 10.28 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

(d)(28)	Sixth Amendment to Employment Agreement, dated September July 1, 2021, by and between Cumulus Media Inc. and Dave Milner (incorporated by reference to Exhibit 10.29 to Cumulus Media Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2022)

107	Filing Fee Table

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUMULUS MEDIA INC.

By:	/s/ Richard S. Denning
Name:	Richard S. Denning
Title:	Executive Vice President, General Counsel and Secretary

Date: May 6, 2022